Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

Meru Networks, Inc.

at

$1.63 Per Share, Net in Cash,

by

Malbrouck Acquisition Corp.

a wholly owned subsidiary of

Fortinet, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY JULY 7, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY PURCHASER (AS IT MAY BE SO EXTENDED, THE “EXPIRATION TIME”).

Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”) is offering to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”, and each, a “Share”), of Meru Networks, Inc., a Delaware corporation (“Meru”) at a price of $1.63 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity securities of Meru. Purchaser is a wholly owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”). The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of May 27, 2015, by and among Meru, Purchaser and Fortinet, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Meru, with Meru continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Meru, (ii) Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) in connection with the Merger (“Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price of $1.63, without interest and subject to any required withholding taxes (the “Per Share Merger Consideration”).

THE MERU BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The Board of Directors of Meru (the “Meru Board”) unanimously (i) determined that the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Offer and the Merger, were fair to and in the best interest of Meru and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended the stockholders of Meru accept the Offer and tender their Shares to Purchaser pursuant to the Offer and to the extent applicable, approve and adopt the Merger Agreement, and (iv) approved and declared advisable the Tender Agreements (as defined below). As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Fortinet, Purchaser and Meru will cause the Merger to become effective without a meeting of Meru’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Tender Condition (as defined herein) and the other conditions described in Section 15—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

June 9, 2015

IMPORTANT

Any stockholder of Meru wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Meru who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Time (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Letter of Transmittal, the certificates for Shares and any other required documents must reach the Depositary prior to the Expiration Time, unless the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities regulator, nor has the SEC or any state securities regulator passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Stockholders Call Toll-Free: (800) 676-0194

June 9, 2015

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
INTRODUCTION	8
THE TENDER OFFER	10
1. Terms of the Offer.	10
2. Acceptance for Payment and Payment for Shares.	11
3. Procedures for Accepting the Offer and Tendering Shares.	12
4. Withdrawal Rights.	15
5. Certain United States Federal Income Tax Consequences.	16
6. Price Range of Shares; Dividends.	18
7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.	18
8. Certain Information Concerning Meru.	20
9. Certain Information Concerning Fortinet and Purchaser.	21
10. Source and Amount of Funds.	22
11. Background of the Offer; Past Contacts or Negotiations with Meru.	22
12. The Transaction Agreements.	26
13. Purpose of the Offer; No Stockholder Approval; Plans for Meru	42
14. Dividends and Distributions	43
15. Conditions of the Offer	43
16. Certain Legal Matters; Regulatory Approvals	45
17. Fees and Expenses	47
18. Miscellaneous	48
SCHEDULE I	I-1

SUMMARY TERM SHEET

Malbrouck Acquisition Corp., a wholly owned subsidiary of Fortinet, Inc., is offering to purchase all outstanding Shares at a price of $1.63 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Meru, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Malbrouck Acquisition Corp.

Who is offering to buy my Shares?

We are Malbrouck Acquisition Corp., a Delaware corporation recently formed for the purpose of making this Offer. We are a wholly owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”). We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. Upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, all validly tendered Shares will be purchased by us. See Section 9—“Certain Information Concerning Fortinet and Purchaser.”

Fortinet provides high performance cyber security solutions to some of the largest enterprise, service providers and government organizations across the globe. See Section 9—“Certain Information Concerning Fortinet and Purchaser.”

Fortinet has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

How many Meru Shares are you offering to purchase?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $1.63 per Share net to you, in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares pursuant to the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because Fortinet wants to acquire control of, and ultimately following the Merger, the entire equity interest in, Meru. See Sections 1—“Terms of the Offer” and 13—“Purpose of the Offer; No Stockholder Approval; Plans for Meru.”

Is there an agreement governing the Offer?

Yes. Meru, Fortinet and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“The Transaction Agreements—The Merger Agreement.”

Has the Meru Board approved the Offer?

Yes. After careful consideration, the Meru Board unanimously (i) determined that the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Offer and the Merger, were fair to and in the best interest of Meru and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended the stockholders of Meru accept the Offer and tender their Shares to Purchaser pursuant to the Offer and to the extent applicable, approve and adopt the Merger Agreement, and (iv) approved and declared advisable the Tender Agreements (as defined below).

Accordingly, the Meru Board unanimously recommends that you accept the Offer and tender your Shares to Purchaser in the Offer. Meru’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the SEC in connection with the Offer and will be mailed to Meru stockholders with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

Have any Meru stockholders agreed to tender their Shares in the Offer?

Yes. In connection with the execution of the Merger Agreement, Purchaser and Fortinet have entered into tender agreements with all directors of Meru (collectively, the “Tendering Stockholders”), who together hold less than 1% of the outstanding Shares (the “Tender Agreements”). The Tender Agreements provide, among other things, that the Tendering Stockholders shall validly tender all of their Shares in the Offer. The Tendering Stockholders have also agreed not to withdraw tendered Shares unless (i) the Tender Agreement is terminated in accordance with its terms, (ii) the Offer is terminated in accordance with the Merger Agreement, (iii) the Merger Agreement is terminated pursuant to its terms, prior to the consummation of the Offer, or (iv) the Meru Board makes a Change in Recommendation to recommend a Superior Proposal in accordance with the Merger Agreement. See Section 12— “The Transaction Agreements—The Merger Agreement.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Tender Condition (as described below);

•	since the date of execution of the Merger Agreement there shall not have occurred a Company Material Adverse Effect; and

•	certain other customary conditions.

The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Time (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time), when added to any Shares already owned by Fortinet or Purchaser or any of their respective subsidiaries, if any, represents at least a majority of the Shares (determined on a fully diluted basis assuming conversion of all outstanding convertible securities of Meru on the date of purchase).

The term “Company Material Adverse Effect” is defined in Section 12—“The Transaction Agreements.”

The Offer is also subject to a number of other important conditions. We may waive some of these conditions without Meru’s consent. We cannot, however, waive or change the Minimum Tender Condition without the consent of Meru. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?

Fortinet and Purchaser currently estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $54,000,000. Purchaser anticipates funding these payments with cash on hand. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger;

•	we or Fortinet have cash, cash equivalents and marketable securities that will be sufficient to finance the Offer and the Merger; and

•	Fortinet has agreed to provide or cause to be provided to Purchaser (or the Depositary) the consideration necessary to pay for any Shares Purchaser accepts for payment pursuant to the Offer.

Receipt of financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, at the end of July 7, 2015, to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We may extend the expiration of the Offer in the following situations (i) for any period agreed by Fortinet and Meru, (ii) in our sole discretion and without Meru’s consent, for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ Global Market (“NASDAQ”) applicable to the Offer or as may be required by any governmental entity, or (iii) in our sole discretion and without Meru’s consent, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, in consecutive increments of up to ten business days each (or such longer period as we, Fortinet and Meru may agree) until such time as all Offer Conditions are satisfied or waived.

In addition, we are required to extend the then-scheduled Expiration Time for one or more additional periods of ten business days (or such longer or shorter period as we, Fortinet and Meru may agree) in the following situations, (i) upon each request by Meru if the Minimum Tender Condition has been satisfied and any other Offer

Condition has not been satisfied or waived by us, in our sole discretion, or (ii) upon up to two requests by Meru if the Minimum Tender Condition has not been satisfied and all other Offer Conditions have been satisfied or waived by us in our sole discretion.

However, without Meru’s written consent, we cannot (and are not obligated to) extend the Offer beyond the earlier of September 15, 2015 and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under “Section 12—“The Transaction Agreements—The Merger Agreement.”

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform Computershare Inc., a Delaware corporation, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by August 7, 2015, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your Shares for payment upon the consummation of the Offer, you will no longer be able to withdraw them. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?

Yes. If we purchase at least a majority of the outstanding Shares (determined on a fully diluted basis assuming conversion of all outstanding convertible securities of Meru on the date of purchase) in the Offer and the other conditions to the Merger are satisfied or waived, we will effect the merger of us into Meru as promptly as practicable in accordance with the terms of the Merger Agreement and without adoption of the Merger Agreement or any other action by the Meru stockholders pursuant to the DGCL. If the Merger takes place, all Shares (other than (i) Shares held in the treasury of Meru, (ii) Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Dissenting Shares) will be converted into the right to receive $1.63 per Share, net in cash, without interest and subject to any required withholding taxes (or any higher price per Share that is paid to Meru Stockholders in the Offer) and Meru will become a wholly owned subsidiary of Fortinet. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Meru continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the Meru stockholders will be required in connection with the Merger. If the Merger takes place in accordance with Section 251(h) of the DGCL, Meru no longer will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ or other securities exchanges and there may not be an active public trading market for the Shares. See Section 7—“Possible Effects of the Offer on the Market for the Shares: NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

If you successfully complete your Offer, what will happen to the Meru Board?

If we accept for payment by purchase of Shares at least such number of Shares as shall satisfy the Minimum Tender Condition, as defined in Section 15—“Conditions of the Offer,” Fortinet shall be entitled to designate such number of directors, rounded up to the next whole number, to the Meru Board as equals the product of (i) the total number of directors on the Meru Board and (ii) the percentage of the total number of outstanding Shares at such time represented by the aggregate number of Shares beneficially owned by Fortinet, Purchaser and their respective subsidiaries at such time. Meru has agreed that, upon the request of Fortinet at any time following the consummation of the Offer, Meru will take all actions necessary to effect the appointment of Fortinet’s designees and as required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, including mailing to Meru’s stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See Section 12—“The Transaction Agreements—The Merger Agreement.”

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer.

Following the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares and Meru may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Meru will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of Fortinet, Purchaser and Meru to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer without a subsequent offer period. See Section 1—“Terms of the Offer.”

What is the market value of my Shares as of a recent date?

On May 26, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $1.38 per Share. Therefore, the Offer Price of $1.63 per share represents a premium of approximately 18.1% over the closing price of the Shares before announcement of the Merger Agreement. On June 8, 2015, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $1.61 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $1.63 in cash, without interest and subject to any required withholding taxes promptly following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

How will my outstanding Meru Options be treated in the Offer and the Merger?

The Offer is being made for all outstanding Shares, and not for Meru stock options (“Meru Options”) or other Meru equity awards or securities.

Meru Options may not be tendered pursuant to the Offer. At the Effective Time, each Meru Option with an exercise price per share less than the Per Share Merger Consideration that is unexpired, unexercised and outstanding immediately prior to the Effective Time, will be cancelled and converted into and represent the right to receive an amount of cash, without interest, equal to (i) the number of Shares subject to such Meru Option multiplied by (ii) the Per Share Merger Consideration less the exercise price per share of such Meru Option in effect immediately prior to the Effective Time. If a Meru Option has a per share exercise price equal to or greater than the Per Share Merger Consideration then it will be cancelled without consideration.

How will my outstanding Meru RSUs and Meru PSUs be treated in the Offer and the Merger? Meru restricted stock units (“Meru RSUs”) that are outstanding immediately prior to the Effective Time and are held by an employee of Meru or its subsidiaries as of the Effective Time (a “Continuing Employee”) will be assumed by Fortinet and continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time (unless otherwise amended), except that such Meru RSUs will be settled by the issuance of Fortinet common stock equal to the number of shares determined by multiplying the number of Shares that were issuable upon settlement of such Meru RSUs immediately prior to the Effective Time by an exchange ratio equal to the Per Share Merger Consideration divided by the volume-weighted average sale price for a share of Fortinet common stock for the ten consecutive trading days ending with the trading day that is three trading days prior to the date of the closing of the Merger (the “Closing Date”).

Meru RSUs that are not held by a Continuing Employee and have not previously settled and each Meru performance stock unit (“Meru PSUs”) that has not previously settled will by virtue of the Merger and without the need for any further action on the part of the holder thereof, be cancelled and extinguished for no consideration.

How will my outstanding Meru ESPP Rights be treated in the Offer and the Merger?

Meru has agreed to take all actions necessary pursuant to the terms of the Meru 2010 Employee Stock Purchase Plan (“Meru ESPP”) in order to shorten each purchase and/or offering period under the Meru ESPP that extends beyond the Effective Time such that a new purchase date for each such period will occur prior to the Effective Time. Any Shares so purchased will be cancelled effective as of the Effective Time and converted into a right of each respective Meru ESPP participant to receive the same consideration as the holders of Shares.

How will my outstanding Meru Warrants be treated in the Offer and the Merger?

Each warrant to acquire Shares (“Meru Warrants”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time, will be by virtue of the Merger and without any further action on the part of any holder thereof, cancelled and extinguished and will not be assumed by Fortinet, and no Meru Warrant will be substituted with any equivalent right to purchase Fortinet common stock.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States person who is a stockholder and who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder holds the Shares as capital assets and that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my shares appraised?

You will not have appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 676-0194 (toll free). Georgeson Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Meru Networks, Inc.:

INTRODUCTION

Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”), hereby offers to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”, and each, a “Share”), of Meru Networks, Inc., a Delaware corporation (“Meru”), at a price of $1.63 per Share net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Meru, Purchaser, and Fortinet. The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined herein), (ii) the absence of a Company Material Adverse Effect since the date of execution of the Merger Agreement and (iii) certain other customary conditions. The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares of Meru which have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by Fortinet or Purchaser or any of their respective subsidiaries, if any, represent at least a majority of the Fully-Diluted Shares (as defined below). The term “Company Material Adverse Effect” is defined in Section 12—“The Transaction Agreements—The Merger Agreement.” The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Meru has advised Fortinet that, as of the close of business on June 4, 2015, (i) a total of 24,499,685 Shares were issued and outstanding, and (ii) the Fully-Diluted Shares was 30,505,138. “Fully-Diluted Shares” means, as of any time of determination, the number of Shares outstanding as of such time, together with all Shares that Meru would be required to issue pursuant to the conversion or exercise of all options, warrants, rights and securities convertible into or exercisable Shares (regardless of any vesting status thereof).

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements—The Merger Agreement.”

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Inc., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the Board of Directors of Meru (the “Meru Board”) determined that (i) the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Offer and the Merger, were fair to and in the best interest of Meru and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended the stockholders of Meru accept the Offer and tender their Shares to Purchaser pursuant to the Offer and to the extent applicable, approve and adopt the Merger Agreement, and (iv) approved and declared advisable the Tender Agreements (as defined below).

A complete description of the reasons for the Meru Board’s approval of the Offer and the Merger will be set forth in Meru’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you at the same time as or shortly after this Offer to Purchase.

In connection with the execution of the Merger Agreement, Purchaser and Fortinet have entered into tender agreements with all directors (collectively, the “Tendering Stockholders”), who together hold less than 1% of the outstanding Shares (the “Tender Agreements”). The Tender Agreements provide, among other things, that the Tendering Stockholders will validly tender all of their Shares in the Offer. The Tendering Stockholders have also agreed not to withdraw tendered Shares unless (i) the Tender Agreement is terminated in accordance with its terms, (ii) the Offer is terminated in accordance with the Merger Agreement, (iii) the Merger Agreement is terminated pursuant to its terms, prior to the consummation of the Offer, or (iv) the Meru Board makes a Change in Recommendation to recommend a Superior Proposal in accordance with the Merger Agreement. See Section 12—“The Transaction Agreements—The Tender Agreements.”

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements—The Merger Agreement,” Purchaser will be merged with and into Meru with Meru continuing as the surviving corporation, wholly owned by Fortinet (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Meru, (ii) Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) in connection with the Merger (“Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price ($1.63), without interest and subject to any required withholding taxes (the “Per Share Merger Consideration”).

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, Meru, Fortinet and Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Meru’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Meru.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15—“Conditions to the Offer.”

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Tuesday July 7, 2015, unless the Offer is extended or earlier terminated by Purchaser (as it may be so extended, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). See Section 12—“The Transaction Agreements—The Merger Agreement.”

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND MERU’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE MERU BOARD AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF MERU SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, (ii) the absence of a Company Material Adverse Effect (which is defined in Section 12—“The Transaction Agreements—The Merger Agreement”) since the date of execution of the Merger Agreement and (iii) certain other customary conditions. The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by Fortinet or Purchaser or any of their respective subsidiaries, if any, represent at least a majority of the Fully-Diluted Shares. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Meru, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or (v) modify or change the Offer, including any Offer Condition, in a manner that is adverse to any holders of Shares. The rights reserved by Purchaser by this paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole discretion, increase the amount of cash constituting the Offer Price without the consent of Meru. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

We may extend the Expiration Time in the following situations (i) for any period agreed by Fortinet and Meru, (ii) in our sole discretion and without Meru’s consent, for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market LLC applicable to the Offer or as may be required by any other governmental entity, or (iii) in our sole discretion and without Meru’s consent, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, in consecutive increments of up to ten business days each (or such longer period as we, Fortinet and Meru may agree) until such time as all Offer Conditions are satisfied or waived.

In addition, we are required to extend the then-scheduled Expiration Time for one or more additional periods of ten business days (or such longer or shorter period as we, Fortinet and Meru may agree) in the following situations, (i) upon each request by Meru if the Minimum Tender Condition has been satisfied and any other Offer Condition has not been satisfied or waived by us, in our sole discretion, or (ii) upon up to two requests by Meru if the Minimum Tender Condition has not been satisfied and all other Offer Conditions have been satisfied or waived by us in our sole discretion. However, in all cases, without Meru’s written consent, we cannot extend (and are not obligated to extend) the Offer beyond the earlier of September 15, 2015 and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under Section 12—“The Transaction Agreements—The Merger Agreement.”

There can be no assurance that we will be required under the Merger Agreement to extend, or choose to extend (if not so required) the Offer. During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 promulgated under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Time, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15. Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) promulgated under the Exchange Act, which requires that Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, Fortinet and Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) promulgated under the Exchange Act. Without limiting Purchaser’s obligation under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

As soon as practicable after the consummation of the Offer, Purchaser and Fortinet expect to complete the Merger without a vote of the stockholders of Meru pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Meru has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Meru’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, Purchaser will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Time. In addition, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with any applicable law. See Section 16—“Certain Legal Matters; Regulatory

Approvals.” For purposes of the Offer and the Merger Agreement “consummate” (and with its correlative meanings “consummation” and “consummating”) means irrevocably accepts for purchase Shares tendered pursuant to this Offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer and the conditions of the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these un-purchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopies thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at its address as set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address as set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer prior to the Expiration Time, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ Global Market (“NASDAQ”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Time only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date hereof. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Meru, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Fortinet, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. Further, if Purchaser has not accepted Shares for payment by August 7, 2015, they may be withdrawn at any time prior to Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in

Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. No tender or withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Fortinet, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

If Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Time or as otherwise required by Rule 14e-1(c) promulgated under the Exchange Act.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Meru whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Meru. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Meru who hold the Shares as capital assets for United States federal income tax purposes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a stockholder in light of such stockholder’s particular circumstances or to stockholders subject to special rules, such as stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation, or stockholders subject to the alternative minimum tax or the Medicare contribution tax on net investment income.

As used in this summary, a “U.S. holder” is any stockholder who is: (i) an individual who is a citizen or resident of the United States, for United States federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder that is not a U.S. holder and is not a partnership (or any entity or arrangement treated as a partnership for United States federal income tax purposes).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gain is generally subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Non-U.S. holders. Subject to the discussion under “Backup Withholding” below, a non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be taxed on any gain recognized on a disposition of Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain subject to U.S. federal income tax (but not withholding tax if certain certificate requirements are satisfied) on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply;

•	the non-U.S. holder is an individual who holds Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year), generally will be subject to a flat 30% U.S. federal income tax; or

•	the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time during the five years preceding the Merger, and Meru was a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Merger and the non-U.S. holder’s holding period with respect to the Shares.

Backup Withholding. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding (currently at a rate of 28%) unless certain information is provided to the Depositary or an exemption applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a stockholder’s federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

According to Meru’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the Shares are traded on NASDAQ under the symbol “MERU” and have been quoted since Meru’s initial public offering on March 31, 2010. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported in Meru’s Form 10-K for the fiscal year ended December 31, 2014 and thereafter as reported on NASDAQ based on published financial sources.

	High	Low
Year Ended December 31, 2013
First Quarter	$6.75	$2.25
Second Quarter	$6.70	$3.41
Third Quarter	$5.29	$3.27
Fourth Quarter	$4.31	$2.99

Year Ended December 31, 2014
First Quarter	$4.81	$4.12
Second Quarter	$4.85	$3.42
Third Quarter	$4.18	$3.42
Fourth Quarter	$4.16	$3.46

Year Ended December 31, 2015
First Quarter	$3.88	$1.35
Second Quarter (through June 8, 2015)	$1.65	$1.20

On May 26, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ during normal trading hours was $1.38 per Share. On June 8, 2015, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on the NASDAQ during normal trading hours was $1.61 per share. Meru has never declared nor paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.

Effect of Merger. Assuming the requirements of Section 251(h) of the DGCL are satisfied, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Meru, and Meru will continue as the surviving corporation (the “Surviving Corporation”). At the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read as set forth in mutually agreed upon forms until thereafter changed or amended in accordance with applicable law. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed. See Section 12—“The Transaction Agreements—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ. According to the published guidelines of NASDAQ, NASDAQ would consider disqualifying the Shares for listing on the NASDAQ if, among other possible grounds, (i) the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, (i)(A) Meru has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (B) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Meru’s listed securities is less than $50 million over a 30 consecutive business day period or (C) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Meru’s total assets and total revenue are less than $50 million each for the most recently completed fiscal year (or in two of the three most recently completed fiscal years). Shares held by officers or directors of Meru, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Meru, as of the close of business on June 4, 2015, there were approximately 24,499,685 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Meru upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and there are fewer than 300 holders of record of Shares.

We intend to seek to cause Meru to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Meru to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Meru. Furthermore, the ability of “affiliates” of Meru and persons holding “restricted securities” of Meru to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Meru.

The following description of Meru and its business has been taken from Meru’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 and from Meru’s Form 8-K filed on May 27, 2015 in connection with announcement of the Merger Agreement, and is qualified in its entirety by reference to such reports.

General. Meru was incorporated in Delaware in January 2002. Meru and its wholly owned subsidiaries develop and market a Wireless Local Area Network solution. Meru offers additional products, including products designed to deliver network management, diagnostics and security. Meru also offers support services related to its products, professional services, and training. Products and services are sold through value added resellers, and distributors, as well as Meru’s sales force.

Meru is a Delaware corporation with its principal executive offices located at 894 Ross Drive, Sunnyvale, CA 94089. The telephone number for Meru is (408) 215-5300.

Available Information. Meru is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Meru’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Meru’s securities, any material interests of such persons in transactions with Meru and other matters is required to be disclosed in proxy statements and periodic reports distributed to Meru’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Meru, who file electronically with the SEC. The address of that site is http://www.sec.gov. Meru also maintains an Internet website at http://www.merunetworks.com. The information contained in, accessible from or connected to Meru’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Meru’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Meru contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Fortinet, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Meru contained in such documents and records or for any failure by Meru to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In presentations to management, Meru provided Fortinet with selected unaudited projected financial information concerning Meru. The final set of selected unaudited projected financial information concerning Meru that was provided to Fortinet is described in Meru’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Meru’s stockholders concurrently with this Offer to Purchase. Meru’s stockholders are urged to, and should, carefully read Meru’s Schedule 14D-9.

9. Certain Information Concerning Fortinet and Purchaser.

General. Fortinet is a Delaware corporation with its principal offices located at 899 Kifer Road, Sunnyvale, CA 94086. The telephone number of Fortinet is (408) 235-7700. Fortinet provides high performance cyber security solutions to some of the largest enterprise, service providers and government organizations across the globe.

Purchaser is a Delaware corporation with its principal offices located at c/o Fortinet, 899 Kifer Road, Sunnyvale, CA 94086. The telephone number of Purchaser is (408) 235-7700. Purchaser is a wholly owned subsidiary of Fortinet. Purchaser was formed for the purpose of making a tender offer for all of the Shares of Meru and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Fortinet and Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Fortinet or Purchaser or, to the best knowledge of Fortinet and Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Fortinet, Purchaser, any majority-owned subsidiary of Fortinet or Purchaser or, to the best knowledge of Fortinet and Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Fortinet, Purchaser or, to the best knowledge of Fortinet and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Fortinet, Purchaser or, to the best knowledge of Fortinet and Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Meru, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Fortinet, Purchaser or, to the best knowledge of Fortinet and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Meru or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Fortinet or any of their subsidiaries or, to the best knowledge of Fortinet, any of the persons listed in Schedule I hereto, on the one hand, and Meru or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 promulgated under the Exchange Act, Fortinet and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Fortinet filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

10. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all Shares, Fortinet has agreed to cause the due and punctual performance of the obligations of Purchaser under the Merger Agreement and there is no financing condition to the completion of the Offer, we believe the financial condition of Fortinet and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Fortinet and Purchaser currently estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $54,000,000. Purchaser anticipates funding these payments with cash on hand.

11. Background of the Offer; Past Contacts or Negotiations with Meru.

The following is a description of contacts between representatives of Fortinet or Purchaser with representatives of Meru that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Meru’s activities relating to these contacts, please refer to Meru’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer

As part of its ongoing efforts to strengthen its technology leadership position, Fortinet periodically evaluates potential acquisition targets that it believes may supplement its technological capabilities and broaden its product offerings. Meru was one of several companies in the WiFi field that Fortinet evaluated in the past, including at internal meetings of Fortinet executive officers held in March 2013 and May 2013.

On May 16, 2014, John Whittle, Fortinet’s Vice President of Corporate Development and Strategic Alliances, General Counsel, sent an e-mail to Dr. Bami Bastani, Meru’s President and Chief Executive Officer, to schedule a lunch to discuss and explore possible alliance activities between Meru and Fortinet.

On June 11, 2014, Dr. Bastani, Mark Liu, Meru’s General Counsel, and Sarosh Vesuna, Meru’s VP & GM Enterprise Networking Business, met with Ken Xie, Fortinet’s President and Chief Executive Officer, Andrew Del Matto, Fortinet’s Chief Financial Officer, and Mr. Whittle to discuss the WiFi industry in general, as well as recent developments in the companies’ respective businesses and strategic outlooks. During that meeting, they informally discussed potential areas where the companies could work together, as well as the possibility of a strategic relationship between the two companies.

On June 25, 2014, Fortinet executive officers held an internal meeting to discuss possible alternatives for a strategic transaction with Meru.

On August 8, 2014, Dr. Bastani, Mr. Liu, Mr. Vesuna, Brian McDonald, Meru’s Chief Financial and Administrative Officer, and Ajay Malik, Meru’s SVP Worldwide Engineering & Products, and Mr. Xie, Mary Yang, Fortinet’s Vice President of Corporate and Strategic Alliances, Koroush Saraf, Fortinet’s Senior Director of Product Management, and Neil Sundstrom, Fortinet’s VP Wireless Solutions, held a follow-up meeting to discuss recent developments in the companies’ respective businesses. During that meeting, they discussed a review of Meru’s products and business model.

On September 5, 2014, Dr. Bastani and Mr. McDonald had a meeting with Ms. Yang to discuss the possibility of a strategic relationship between the two companies and to arrange a management meeting during which Fortinet could learn more about Meru’s business.

On September 17, 2014, Ms. Yang called Sudhakar Ramakrishna, a Meru director, to discuss feedback from Fortinet about its review of Meru, its business and technology. Ms. Yang also indicated that Fortinet was interested in pursuing a strategic transaction with Meru.

On September 18, 2014, representatives from Deutsche Bank contacted Ms. Yang to discuss a possible strategic transaction involving Fortinet and Meru.

On October 1, 2014, Dr. Bastani had a telephone conversation with Ms. Yang where she indicated that Fortinet was interested in pursuing strategic discussions with Meru.

On October 29, 2014, Meru and Fortinet entered into a non-disclosure agreement, which included standstill provisions that, among other things, prohibited Fortinet for a period of nine months from effecting, proposing, participating in, or facilitating any acquisition of Meru securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Meru, unless specifically invited to do so by Meru. The agreement provided for standstill provisions to terminate if Meru entered into an agreement with another party providing for the acquisition of Meru.

On November 12, 2014, Deutsche Bank sent a process letter soliciting a non-binding indication of interest for Meru to Fortinet. The process letter requested that if interested, Fortinet deliver a proposal by November 24, 2014.

On November 14, 2014, representatives of Meru met with representatives of Fortinet and provided a presentation regarding Meru’s markets, customers, products, product pipeline and employees, as well as Meru’s revenue and profitability projections.

On November 21, 2014, Dr. Bastani had a telephone conversation with Mr. Xie to discuss feedback from the November 14, 2014 meeting and to discuss a potential strategic transaction between the companies.

On November 25, 2014, Fortinet delivered to Meru a written indication of interest regarding an acquisition of Meru with an all-cash price per share of $4.10, which Fortinet stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and was preliminary, non-binding and subject to further due diligence. There were no financing contingencies associated with Fortinet’s offer. In order to proceed in discussions, Fortinet required a 30-day exclusivity period.

On December 2, 2014, Fortinet submitted a revised indication of interest for the acquisition of Meru with an all-cash price per share in the range of $4.20 to $4.30, which Fortinet stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and was preliminary, non-binding and subject to further due diligence. There were no financing contingencies associated with this offer. In order to proceed in discussions, Fortinet required a 30-day exclusivity period, but said it would proceed without an exclusivity arrangement if Meru agreed to pay Fortinet’s transaction-related costs and expenses if the discussion did not result in a definitive transaction agreement.

After further discussions with Deutsche Bank, in which Deutsche Bank indicated that the Meru Board was unwilling to pay Fortinet’s transaction-related costs and expenses if a definitive transaction agreement was not reached with Fortinet, Fortinet agreed to conduct additional due diligence on Meru without entering into an exclusivity agreement.

Between December 2, 2014 and January 6, 2015, Meru provided additional due diligence materials to Fortinet. Meru’s management also held additional meetings with Fortinet. The additional due diligence efforts also included separately granting access to a virtual data room to Fortinet.

On December 23, 2014, representatives from Meru met with representatives from Fortinet to discuss Meru’s sales organization, customers and channel partners.

On January 15, 2015, representatives from Meru, including Dr. Bastani and Mr. McDonald, met with representatives from Fortinet to discuss Meru’s updated financial plan and restructuring initiatives.

On January 16, 2015, representatives from Meru, including Dr. Bastani, had a call with representatives from Fortinet to further discuss Meru’s financial projections.

On January, 21, 2015, representatives of Deutsche Bank sent a final process letter soliciting a non-binding indication of interest for Meru to Fortinet.

On January 31, 2015, Ms. Yang informed Deutsche Bank that Fortinet was no longer interested in proceeding with an acquisition of Meru primarily because Fortinet doubted Meru’s ability to meet its financial projections.

On March 29, 2015, Deutsche Bank contacted Ms. Yang to discuss the possibility of Fortinet reengaging regarding a possible acquisition of Meru and as a result of this outreach, Fortinet reengaged in discussions with Meru regarding such an acquisition.

Between March 29, 2015 and April 14, 2015, representatives from Meru and Deutsche Bank continued to engage in discussions Fortinet, which included providing additional information about Meru, including financial and legal due diligence information.

On April 2, 2015, Meru provided Fortinet an update on Meru’s financial results for the first quarter, updated financial projections and an update on restructuring activities.

On April 14, 2015, Fortinet submitted an updated indication of interest for the acquisition of Meru with an all-cash price of $1.64 per share, which Fortinet stated was subject to the satisfaction of certain conditions and was preliminary, non-binding and subject to further due diligence. There was no financing contingency associated with this offer. Fortinet also requested a 30-day exclusivity period, provided no exclusivity period would be required if Meru agreed to pay Fortinet’s transaction-related costs and expenses if a definitive transaction agreement was not reached with Fortinet.

On April 14, 2015, representatives of Deutsche Bank had a telephone conversation with representatives from Fortinet to discuss revisions to Fortinet’s indication of interest and exclusivity agreement.

On April 15, 2015, Meru’s Chairman of the Board, Stephen Domenik, contacted Mr. Xie to discuss the level of commitment that Fortinet had to consummating a transaction with Meru should the parties enter into an exclusivity agreement.

On April 15, 2015, Fortinet submitted an updated indication of interest for the acquisition of Meru with an all-cash target price of $1.70 per share, which Fortinet stated was preliminary, non-binding and subject to further due diligence. Fortinet also requested a 35-day exclusivity period. Later that day, Fortinet also retained Fenwick & West LLP (“Fenwick”) to represent Fortinet with respect to a potential acquisition of Meru and informed Fenwick that Meru was being represented by Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) with respect to such an acquisition. Fortinet and Meru also subsequently agreed that the corporate attorneys at Fenwick who previously represented Meru would not represent Fortinet in connection with the proposed acquisition.

Between April 15, 2015 and April 17, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including representatives of Deutsche Bank and Pillsbury negotiated the indication of interest from Fortinet and the exclusivity agreement.

On April 17, 2015, Fortinet delivered an updated indication of interest revising certain terms, but maintaining its previously offered price per share of $1.70 and remaining non-binding and subject to due diligence, and delivered an updated exclusivity agreement providing for an exclusivity period of 35 days, provided however, the exclusivity agreement would terminate earlier on any such date that Fortinet indicated either orally or in writing to Meru of its indication to terminate discussions or to reduce the purchase price per share set forth in the indication of interest. Later that day, Meru executed the exclusivity agreement with Fortinet.

On April 20, 2015, Fortinet commenced business, financial and accounting and legal due diligence on Meru and over the course of the next several weeks, Meru and its advisors provided additional due diligence information and responded to additional inquiries from Fortinet, Fenwick and other Fortinet advisors.

On April 21, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Deutsche Bank and Pillsbury, commenced discussions regarding the proposed structure of the transaction, regulatory analysis, preparation of a definitive merger agreement and related materials, and a timeline for the potential transaction.

On May 1, 2015, Fenwick provided to Pillsbury a draft of the Merger Agreement together with a draft of the form of Tender Agreement that Fortinet requested be executed concurrently with the Merger Agreement by certain persons.

Between May 1, 2015 and May 27, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Deutsche Bank and Pillsbury, negotiated the Merger Agreement and the form of Tender Agreement, and multiple drafts of these agreements were exchanged between the two sides.

On May 12, 2015, Meru provided Fortinet with an update to its financial projections for 2015 that it previously provided on April 2, 2015. Meru indicated to Fortinet that the revised financial projections took into account Meru’s actual performance in the first quarter and lower revenue expectations for the remainder of 2015.

On May 14, 2015, Fortinet informed Deutsche Bank that it had additional diligence questions regarding among other things, Meru’s sales pipeline, liquidity and cash for continued operations, that could impact the price per share at which Fortinet was willing to pay to acquire Meru. Between May 16, 2015 and May 18, 2015, representatives from Meru and Fortinet met to discuss additional information in response to Fortinet’s questions.

On May 18, 2015, Fortinet informed Deutsche Bank that, based on the diligence it had conducted to date, it had determined that its previously offered price per share of $1.70 was too high and that it was reducing the price per share at which it would be willing to acquire Meru from $1.70 to $1.55.

On May 19, 2015, Deutsche Bank contacted Fortinet and indicated that Meru would not accept a transaction at this time with Fortinet for a price per share below $1.63, if Fortinet was not willing to proceed on that basis, the Meru Board would need to re-evaluate its alternatives, and any change in price from the original offer of $1.70 per share would still need to be reviewed and approved by the Meru Board. Later that day, Fortinet confirmed its willingness to proceed with Meru for an acquisition based on a price per share of $1.63.

On May 25, 2015, representatives from Meru and Pillsbury met with representatives from Fortinet and Fenwick at Pillsbury’s office in Palo Alto, California to negotiate the Merger Agreement.

Between May 25, 2015 and May 26, 2015, drafts of the Merger Agreement and related documents were exchanged between Meru and Fortinet and their respective advisors. On May 26, 2015, Fortinet presented a draft Merger Agreement that was described as Fortinet’s “best and final” offer on the remaining open terms in the merger agreement, which final open terms included deal certainty and termination rights. Fortinet requested that Meru present this “best and final” draft of the Merger Agreement to the Meru Board for approval.

Later in the evening on May 26, 2015, Fortinet was informed that the Meru Board had approved the Merger Agreement. Thereafter, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Pillsbury, worked to finalize the Merger Agreement and other transaction documents. In addition, each of the directors on the Meru Board reviewed and executed a Tender Agreement.

On May 27, 2015, the parties executed the Merger Agreement and related documents, including the tender agreements. On that same day, Fortinet and Meru issued a joint press release announcing the transaction.

12. The Transaction Agreements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Meru’s stockholders. None of Meru’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Fortinet, Purchaser, Meru or any of their respective subsidiaries or affiliates. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about Fortinet or Meru, and should not be relied upon as disclosure about Fortinet or Meru without consideration of the periodic and current reports and statements that Fortinet and Meru file with the SEC. Factual disclosures about Fortinet and Meru contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. Capitalized terms used in this Section 12 and not otherwise defined will have the respective meanings assigned thereto in the Merger Agreement.

The Offer.

The Merger Agreement provides for the commencement of the Offer within ten business days of the date of the Merger Agreement. The obligations of Purchaser, and of Fortinet to cause Purchaser, to consummate the Offer are subject only to the satisfaction and/or waiver by Purchaser of the conditions described in Section 15—“Conditions of the Offer” (the “Offer Conditions”). Purchaser has reserved the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of Meru, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions, or (v) otherwise amend the Offer in any manner that is material and adverse to the holders of Shares.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of July 7, 2015, 20 business days after the commencement of the Offer. Such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, is referred to as the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement is referred to as the “Expiration Date.”

The Merger Agreement provides that the Expiration Time may be extended by Purchaser in the following situations:

•	for any period agreed by Fortinet and Meru;

•	in Purchaser’s sole discretion and without Meru’s consent, for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer or as may be required by any other governmental entity; and

•	in Purchaser’s sole discretion and without Meru’s consent, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, in consecutive increments of up to 10 business days each (or such longer period as Fortinet, Purchaser and Meru may agree) until such time as all Offer Conditions are satisfied or waived.

In addition Purchaser is required to extend the then-scheduled Expiration Time for one or more additional periods of ten business days (or such longer or shorter period as Fortinet, Purchaser and Meru may agree) in the following situations:

•	upon each request by Meru if the Minimum Tender Condition has been satisfied and any other Offer Condition has not been satisfied or waived by Purchaser, in its sole discretion; and

•	upon up to two requests by Meru if the Minimum Tender Condition has not been satisfied and all other Offer Conditions have been satisfied or waived by Purchaser in its sole discretion.

However, without Meru’s written consent, Purchaser cannot extend (and is not obligated to extend) the Offer beyond the earlier of September 15, 2015 and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized in this Section 12 —“The Transaction Agreements—The Merger Agreement.”

The Merger Agreement further provides that, upon satisfaction and/or waiver by Purchaser of the Offer Conditions, Purchaser will, and Fortinet will cause Purchaser to, consummate the Offer as soon as practicable after the Expiration Time and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time, but in any event no later than three business days after the consummation of the Offer. Fortinet has agreed to cause to be provided to Purchaser (or to the Depositary on behalf of Purchaser) on a timely basis the consideration necessary to pay for any Shares that Purchaser accepts for payment pursuant to the Offer.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.

The Merger Agreement provides that effective upon the consummation of the Offer, and from time to time thereafter, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, including mailing to Meru’s stockholder an information statement pursuant to Section 14(f) of the Exchange Act, Fortinet will be entitled to designate the number of directors, rounded up to the next whole number, on the Meru Board that equals the product of (i) the total number of directors on the Meru Board (giving effect to the directors elected pursuant to this provision being described) and (ii) the percentage of the total outstanding Shares then beneficially owned by Fortinet and/or Purchaser (including Shares so accepted for payment). Meru will cause Fortinet’s designees to be so elected or appointed, including by increasing the number of directors, filling vacancies or newly created directorships on the Meru Board, and seeking and accepting resignations of incumbent directors. Meru will also cause individuals designated by Fortinet to constitute at least the same percentage (rounded up to the next whole number) as is on the Meru Board of (a) each committee of the Meru Board, and (b) if requested by Fortinet, each board of directors (or equivalent governing body) and each committee of each subsidiary of Meru that represents the same percentage as such individuals represent on the Meru Board.

The Merger Agreement further provides that following the appointment of Fortinet’s designees to the Meru Board and prior to the Effective Time, so long as there is at least one Continuing Director, the affirmative vote of a majority of the Continuing Directors then in office (or, if there is only be one or two Continuing Directors then in office, all Continuing Directors then in office) is required to authorize Meru to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of Meru’s rights, benefits or remedies under the Merger Agreement, (iii) extend the time for the performance of any of the obligations or other acts of Fortinet or Purchaser, (iv) amend Meru’s certificate of incorporation or bylaws, or comparable organizational or governing documents (except to the extent provided for by the Merger Agreement), (v) authorize any agreement between Meru and any of its subsidiaries, on the one hand, and Fortinet, Purchaser or any of their Affiliates (other than Meru and its subsidiaries), on the other hand, or (vi) make any other consent by Meru with respect to the Offer, the Merger or any of the other Transactions. The term “Continuing Directors” means a member of the Meru Board who is a member of the Meru Board on the date of the Merger Agreement and who is independent, and eligible to serve on the Meru audit committee for purposes of Rule 10A-3 promulgated under the Exchange Act and the continuing listing requirements of NASDAQ.

If the number of directors who are Continuing Directors is at any time prior to the Effective Time is less than three, the remaining Continuing Director(s) will be entitled to designate an individual to fill such vacancy who is not a current or former director, employee or consultant of Fortinet or any of its subsidiaries or of Meru or any of its subsidiaries and who will be deemed to be a Continuing Director for purposes of the Merger Agreement, and Meru is required to cause such designee to be appointed to the Meru Board. If no Continuing Directors then remain, the other directors on the Meru Board are required to designate and appoint to the Meru Board three individuals who are current or former director, employee or consultant of Fortinet or any of its subsidiaries or of Meru or any of its subsidiaries to fill such vacancies, and such individuals will be deemed to be Continuing Directors for purposes of the Merger Agreement.

The Merger; Effective Time; Closing.

The Merger Agreement provides that, at the Effective Time, Purchaser will merge with and into Meru, the separate corporate existence of Purchaser will cease and Meru will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and assuming all of the conditions of Section 251(h) are satisfied, will be effected without the adoption of the Merger Agreement by the stockholders of Meru. Unless the Merger Agreement is terminated in accordance with its terms, the closing of the Merger (the “Closing”) will take place at a time and date to be specified by Fortinet, Purchaser and Meru though no later than the fifth business day after the satisfaction or waiver of each of the conditions set forth in the Merger Agreement or at such other time as Fortinet, Purchaser and Meru agree in writing.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read in forms agreed to by Fortinet and Meru. In addition, the parties have agreed to cause the directors and officers of Purchaser immediately prior to the Effective Time to be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Conversion and Surrender of Shares

Pursuant to the Merger Agreement, each Share (including Shares issued upon settlement of accelerated Meru RSUs or Meru PSUs ) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser, and Shares owned by Meru) will automatically be cancelled and converted into the right to receive an amount of cash equal to the Per Share Merger Consideration ($1.63). Thereafter the holders will not have any rights with respect to the Shares, except the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration paid in respect of Shares will be without interest and subject to any required withholding taxes.

On or prior to the Effective Time, Fortinet will deposit with the Depositary the cash payable under the Merger Agreement. To receive the cash payable for the Shares in the Merger, holders of Shares will need to follow exchange procedures set forth in letter of transmittal that will be sent by the Depositary to each Meru stockholder of record immediately prior to such Merger. The letter of transmittal will contain instructions for obtaining the Per Share Merger Consideration for the Shares. Until surrendered outstanding certificates and uncertificated Shares will evidence only the right to receive the Per Share Merger Consideration.

At the Effective Time, each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.001, of the Surviving Corporation.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding Shares occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change, the Offer Price and Per Share Merger Consideration will be equitably adjusted to reflect such change.

Treatment of Meru Stock Options, Meru RSUs, Meru PSUs, Meru ESPP and Meru Warrants.

The Merger Agreement provides, subject to the terms and conditions thereof, the Meru Stock Options, Meru RSUs, Meru PSUs, Meru ESPP and Meru Warrants (each as defined below) will be treated as follows:

•	Option Cash-Out: Each option to acquire Shares (“Meru Options”) with an exercise price per share less than the Offer Price that is unexpired, unexercised and outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount of cash, without interest, equal to (i) the number of Shares subject to such Meru Option multiplied by (ii) the Per Share Merger Consideration less the exercise price per share of such Meru Option in effect immediately prior to the Effective Time. If a Meru Option has a per share exercise price equal to or greater than the Per Share Merger Consideration then it will be cancelled without consideration.

•	Assumed Meru RSUs: Each Meru restricted stock unit (“Meru RSUs”) that is held by a Continuing Employee that is outstanding immediately prior to the Effective Time will be assumed by Fortinet (“Rollover RSUs”) and continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time (unless otherwise amended), except that such Rollover RSU will be settled by the issuance of that number of whole shares of Fortinet common stock determined by multiplying the number of Shares that were issuable upon settlement of such Rollover RSU immediately prior to the Effective Time by an exchange ratio equal to the Per Share Merger Consideration divided by the volume-weighted average sale price for a share of Fortinet common stock for the ten consecutive trading days ending with the trading day that is three trading days prior to the Closing Date.

•	Cancelled Meru RSUs and PSUs: Each Meru RSU that is not held by a Continuing Employee and each Meru performance stock unit (“Meru PSUs”) that has not previously settled will by virtue of the Merger and without the need for any further action on the part of the holder thereof, be cancelled and extinguished for no consideration.

•	Meru ESPP: Meru has agreed to take all actions necessary pursuant to the terms of the Meru Employee Stock Purchase Plan (“Meru ESPP”) in order to shorten each purchase and/or offering period under the Meru ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering will occur prior to the Effective Time and Shares may be purchased by participants in the Meru ESPP prior to the Effective Time. Any Shares so purchased will be cancelled effective as of the Effective Time and converted into a right of each respective Meru ESPP participant to receive, at the Effective Time, an amount in cash equal to (A) the total number of Shares purchased on his or her behalf multiplied by (B) the Per Share Merger Consideration.

•	Meru Warrants: Each warrant to acquire Meru common stock (“Meru Warrants”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time, will be by virtue of the Merger and without any further action on the part of any holder thereof, cancelled and extinguished and will not be assumed by Fortinet, and no Meru Warrant will be substituted with any equivalent right to purchase Fortinet common stock.

The Merger Agreement provides that, prior to the Effective Time, Meru will take steps so that dispositions of Meru equity securities (including derivative securities) pursuant to the Merger by each director or officer of Meru who is subject to Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Fortinet has agreed to prepare and file with the SEC a registration statement on Form S-8 covering the shares of Fortinet common stock issuable upon settlement of the Rollover RSUs assumed by Fortinet for which a Form S-8 registration statement is available as soon as reasonably practicable following the Closing.

Withholding Rights.

The Merger Agreement provides that Fortinet, the Surviving Corporation, their respective subsidiaries and the paying agent will be entitled to deduct and withhold as required by the Code or any other applicable law.

Representations and Warranties.

In the Merger Agreement, Meru has made on behalf of itself and its subsidiaries, representations and warranties to Fortinet and Purchaser, except as disclosed in the disclosure letter to the Merger Agreement or certain disclosure in Meru’s SEC filings prior to the date of the Merger Agreement, including representations relating to:

•	organization, standing, corporate power and subsidiaries;

•	capital structure and capitalization matters;

•	authority and non-contravention;

•	SEC filings, financial statements and internal controls;

•	absence of certain changes or events;

•	litigation;

•	restrictions on business activities;

•	compliance with laws and governmental permits;

•	title to property and assets;

•	intellectual property;

•	environmental matters;

•	tax matters;

•	employee benefit plans and employee matters;

•	interested-party transactions;

•	insurance;

•	brokers and advisors and fairness opinion;

•	customers and suppliers;

•	material contracts;

•	export control laws and government surveillance; and

•	information supplied.

In the Merger Agreement, Fortinet and Purchaser have made customary representations and warranties to Meru, including representations relating to:

•	organization, standing, and corporate power;

•	authority and non-contravention;

•	prior Purchaser operations;

•	Meru stock ownership;

•	information supplied;

•	financing;

•	litigation; and

•	brokers.

Material Adverse Effect.

Some of the representations and warranties in the Merger Agreement made by Meru are qualified by “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, “Company Material Adverse Effect” means with respect to Meru and its subsidiaries, taken as a whole, any change, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by Meru in the Merger Agreement is, or would reasonably be expected to become materially adverse to the condition (financial or otherwise), assets (including intangible assets), business, operations or results of operations of Meru and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from:

•	changes in general economic or political conditions or financial or securities markets in general;

•	changes generally affecting the industry in which Meru and its subsidiaries operate;

•	changes in law, or GAAP or accounting regulations or principles or interpretations thereof, that apply to Meru and its subsidiaries;

•	any outbreak or escalation of hostilities, insurrection or war, or acts of terrorism;

•	wildfires, earthquakes, hurricanes, tornadoes or other natural disasters;

•	changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (with such exceptions not applying to any underlying Effect that may have caused such change in the trading prices or volumes);

•	any failure, in and of itself, to meet market revenue or earnings expectations, including revenue or earnings projections or predictions made by Meru or securities or financial analysts and any resulting analyst downgrades of Meru’s securities in and of themselves (with such exceptions not applying to any underlying Effect that may have caused such failure or such downgrades);

•	any legal proceeding brought by stockholders of the Meru against Meru and/or its directors relating to the Transactions, including the Offer and the Merger; or

•	a matter referred to in the Meru confidential disclosure letter delivered to Fortinet in connection with the signing of the Merger Agreement.

However, the exceptions in the first five bullet points above do not apply to the extent that such changes disproportionately affect Meru and its subsidiaries, taken as a whole, as compared to other participants in Meru’s and its subsidiaries’ industry.

Conduct of Business Pending the Merger.

The Merger Agreement provides that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement and the Effective Time (except as set forth in disclosure letter to the Merger Agreement, expressly provided otherwise in the Merger Agreement, as required by applicable law (with prior notice to Fortinet to the extent allowed by applicable law), or as consented to in writing by Fortinet) Meru will, and will cause each of its subsidiaries to do the following:

•	conduct its business only in the usual, regular and ordinary course in substantially the same manner as previously conducted and in material compliance with all applicable law;

•	subject to good faith disputes pay all of its debt and taxes when due, subject to good faith disputes over such debt or taxes;

•	pay or perform its other material obligations when due;

•	use commercially reasonable efforts consistent with past practice to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice;

•	use commercially reasonable efforts to sell its products consistent with past practice as to license, service and maintenance terms and incentive programs;

•	use commercially reasonable efforts substantially consistent with past practice to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

•	use commercially reasonable efforts to assure that each of its contracts entered into after the date of the Merger Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger or the other Transactions;

•	maintain all of its leased real property in accordance with the terms of the applicable lease in all material respects; and

•	notify Fortinet, and give Fortinet the opportunity to be consulted regarding the defense or settlement of, any legal proceeding to which it is a party or that is to its knowledge threatened in writing against it or any of its directors, officers or employees in their capacity as such (excluding routine legal proceedings defended or settled in the ordinary course of business consistent with past practice).

In addition between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement and the Effective Time, Meru has agreed not to, and to cause each of its subsidiaries not to, do, cause or permit certain matters (except to the extent expressly provided in the Merger Agreement, as consented to in writing by Fortinet, as set forth in the disclosure letter to the Merger Agreement or as required by applicable law (with prior notice to Fortinet to the extent allowed by applicable law)) including the following:

•	amend its certificate of incorporation or bylaws, or comparable organizational or governing documents;

•	declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, with certain exceptions;

•	adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

•	grant, confer, award, accelerate, amend, authorize cash payments in exchange for, or change the period of exercisability or vesting of any equity securities;

•	enter into, violate, terminate or waive material contracts, with certain exceptions;

•	issue, deliver or sell or authorize or propose the same with respect to voting debt, shares or other securities, with certain exceptions;

•	hire any additional officers or other employees to whom a written offer of employment has not been made prior to the date of the Merger Agreement, terminate the employment or change the title of any employee at a senior director level or higher, enter into, materially amend, or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or enter into any contract with a labor union or collective bargaining agreement (unless required by applicable law);

•	make any loans or advances, with certain exceptions;

•	transfer, license or disclose any intellectual property, or acquire or license any intellectual property, with certain exceptions;

•	sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate other than sales and non-exclusive licenses;

•	incur any debt, enter into any “keep well” or other contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables substantially consistent with past practice;

•	enter into any operating lease involving in excess of $100,000 per annum;

•	pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any liability arising other than in the ordinary course of business;

•	make any capital expenditures, capital additions or capital improvements in excess of certain disclosed amounts;

•	materially change the amount or terms of any insurance coverage;

•	adopt or amend in any material respect any benefit plan or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan; materially amend any deferred compensation plan; pay any special bonus or special remuneration;

•	add any new members to the Meru Board or to the board of directors or similar governing body of any subsidiary;

•	grant or pay, or enter into any contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, upon a termination of employment;

•	commence or settle, offer to settle or agree to settle any pending or threatened legal proceeding; with certain exceptions;

•	acquire or agree to acquire any business or any entity or division thereof, or otherwise acquire or agree to acquire any assets, that are material, individually or in the aggregate, to Meru, or enter into any joint venture, strategic alliance or partnership;

•

(i) make or change any material election in respect of taxes, (ii) change any material method of accounting in respect of taxes, (iii) file any material claim for refund of taxes or any amendment to any material tax return, file any material tax return in a manner inconsistent with past practice, (iv) enter into any tax sharing or similar agreement or closing agreement, settle any material claim or assessment in respect of taxes, (v) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of taxes or (vi) enter into intercompany transactions outside the ordinary course of business giving rise to deferred gain or loss;

•	change accounting methods or practices or revalue any of its material assets;

•	fail to timely file in accordance with applicable law any SEC reports;

•	enter into any contract for the purchase or sale of any real property or the lease of any real property involving an aggregate amount in excess of $100,000 per annum for any such lease;

•	place or allow the creation of any encumbrance on any of its properties, with certain exceptions;

•	materially depart from past practices in the granting of warranties, discounts or credits to customers;

•	enter into any related party transaction;

•	enter into or materially modify any currency exchange, interest rate, commodities or other hedging or derivative transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business;

•	enter into or materially modify any contract for the joint development with any other person of any material product, system, software, content, technology or intellectual property;

•	enter into any contract to license, or any contract to authorize, any third party to manufacture or reproduce finished or standalone products, systems or technology, with certain exceptions;

•	enter into any contract relating to the membership of, or participation in, or the affiliation with, any industry standards group or association in which Meru or its subsidiaries contributes and/or shares in pooled patent rights;

•	enter into any joint marketing or marketing support contract involving an amount in excess of $100,000 per annum; or

•	agree in writing or otherwise to take, any of the above described actions

Limitations on Consideration of Other Acquisition Proposals

Meru has agreed that it will not, and will not permit any of its subsidiaries to, nor will it authorize or permit any of its or its subsidiaries’ officers, directors, affiliates, employees, agents or advisors, including any investment bankers, brokers, attorneys, accountants, consultants or other representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, support, facilitate or induce any Acquisition Proposal or the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that is or could reasonably be expected to lead to an Acquisition Proposal;

•	enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any person any non-public information with respect to, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	(i) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (ii) submit any Acquisition Proposal to the vote of any securityholders of Meru or any subsidiary of Meru, (iii) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to Fortinet, the approval of the Meru Board of the Merger Agreement and/or any of the Transactions or the Meru Board Recommendation, (iv) approve any transaction, or any third party becoming an “interested stockholder,” under Section 203 of the DGCL or (v) fail to include the Meru Board Recommendation in the Schedule 14D-9 (any action or failure described in this bullet point, a “Change of Recommendation”);

•	enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

•	resolve, propose or agree to do any of things described in the foregoing bullet points.

An “Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than the Merger Agreement, the Offer, the Merger or any other offer, proposal or indication of interest by Fortinet), or any public announcement of intention to enter into any such agreement or intention to make any offer, proposal or indication of interest, relating to an Acquisition Transaction.

An “Acquisition Transaction” means any transaction, or series of related transactions, involving: (i) any acquisition or purchase by any person or group, directly or indirectly, of 15% or more of the outstanding voting securities of Meru or any securities of any subsidiary of Meru or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding voting securities of Meru; (ii) any merger, consolidation, business combination or similar transaction involving Meru or any subsidiary of Meru pursuant to which the stockholders of Meru immediately preceding such transaction hold securities representing less than 85% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); (iii) a sale or other disposition in a transaction or series of transactions by Meru or its subsidiaries of assets representing (x) 15% or more of the aggregate fair market value of the assets of Meru and its subsidiaries or (y) 15% or more of the consolidated net revenues of Meru and its subsidiaries immediately prior to such transaction or series of transactions; or (iv) any liquidation or dissolution of Meru, or any extraordinary dividend, whether of cash or other property, by Meru.

An “Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that contains provisions that are no less favorable in any material respect to Meru than those contained in the Confidentiality Agreement, including with respect to the treatment of confidential information and (ii) that does not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting Meru from fulfilling its obligations under the Merger Agreement.

Meru has agreed to advise Fortinet (orally and in writing) within 24 hours after receipt of: (i) any Acquisition Proposal; (ii) any inquiry, indication of interest, proposal or offer that constitutes, or that the Meru Board determines in good faith could reasonably be expected to lead to, an Acquisition Proposal; (iii) any other notice that any person is considering submitting an Acquisition Proposal; or (iv) any request for non-public information (including access to any of the properties, books or records or Meru or any subsidiary of Meru) that the Meru Board determines in good faith could reasonably be expected to lead to an Acquisition Proposal. Such notice will describe the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request and the identity of the person or group submitting any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request. Meru is obligated to keep Fortinet reasonably informed on a current basis of the status and material details of, any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request and provide to Fortinet a true, correct and complete copy of all written and other materials and information in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request, or a reasonable written summary thereof if such material or information is not written.

In the event that any person or group submits to Meru (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal prior to the consummation of the Offer that the Meru Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or would reasonably be expected to lead to, a Superior Proposal, then, Meru may (i) enter into discussions with such person or group regarding such Acquisition Proposal and (ii) deliver or make available to such person non-public information regarding Meru and its subsidiaries; provided that, each of the following conditions are satisfied:

•	none of Meru, its subsidiaries and its representatives will have violated any of the provisions of the Merger Agreement regarding solicitation and consideration of Acquisition Proposals in any material respect;

•	the Meru Board first will have determined in good faith (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to constitute a breach of its fiduciary obligations to the stockholders of Meru under applicable law;

•	Meru first shall have given Fortinet at least three business days advance written notice of its intent to take such actions, which notice shall specify the actions it intends to take, the identity of the person that submitted such Acquisition Proposal and all of the material terms and conditions of such Acquisition Proposal;

•	prior to making available to any such person any material non-public information, Meru first shall have received from such person an executed Acceptable Confidentiality Agreement; and

•	prior to or contemporaneously with delivering or making available any such non-public information to such person, Meru shall have delivered or made available such non-public information to Fortinet.

A “Superior Proposal” means, with respect to Meru, an unsolicited, bona fide written Acquisition Proposal submitted after May 27, 2015 and prior to the consummation of the Offer by a person or group to acquire, directly or indirectly, (i) pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed by a back-end merger) beneficial ownership of 50% or more of the outstanding voting securities of Meru or (ii) all or substantially all of the assets of Meru, in each case, for consideration consisting exclusively of cash and/or publicly traded equity or debt securities (and for which financing, to the extent required by the person submitting such offer, is then fully-committed and non-contingent) that the Meru Board has determined in good faith (following consultation with its outside legal counsel and a financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer, including conditions to consummation and the person making the offer, (x) would be, if consummated, more favorable, from a financial point of view, to the stockholders of Meru (in their capacities as stockholders) than the terms of the Offer and the Merger (after giving effect to any adjustments to the terms of the Merger Agreement proposed by Fortinet in response to such Acquisition Proposal) and (y) is reasonably likely to receive all required governmental approvals on a timely basis and is otherwise reasonably likely to be consummated on the terms proposed.

Nothing in the Merger Agreement prevents the Meru Board from effecting a Change of Recommendation following the satisfaction of all of the following conditions:

•	the Offer has not been consummated;

•	Meru has complied with the provisions of the Merger Agreement regarding solicitation and consideration of Acquisition Proposals;

•	a Superior Proposal has been submitted to Meru, has not been withdrawn and continues to be a Superior Proposal;

•	Meru has provided to Fortinet at least four business days’ prior written notice (a “Notice of Superior Proposal”) that states expressly (i) that Meru has received such Superior Proposal, (ii) the material terms and conditions of such Superior Proposal and the identity of the person or group submitting such Superior Proposal and (iii) that the Meru Board intends to effect a Change of Recommendation and the manner and timing in which it intends to do so, and has provided Fortinet with an unredacted copy of such Superior Proposal, together with unredacted copies of all proposed transaction agreements and any financing commitments relating thereto (collectively, the “Superior Proposal Materials”), concurrently with the delivery of such Notice of Superior Proposal;

•	Meru has (i) contemporaneously with or prior to delivering or making available any non-public information to the person or group submitting such Superior Proposal, delivered or made available such non-public information to Fortinet, and (ii) during the aforementioned four-business day period, if requested by Fortinet, made its representatives available to discuss and negotiate in good faith with Fortinet’s representatives any modifications to the terms and conditions of the Merger Agreement that Fortinet desires to propose such that such Superior Proposal would cease to constitute a Superior Proposal;

•	Fortinet has not, within four business days after receipt of such Notice of Superior Proposal, made a written, binding and irrevocable offer that the Meru Board has determined in good faith (following consultation with its outside legal counsel and a financial advisor of national standing) that such Superior Proposal continues to constitute a Superior Proposal (it being agreed that (i) the Meru Board shall convene a meeting to consider any such offer by Fortinet promptly following the receipt thereof, (ii) the Meru Board shall not effect a Change of Recommendation for four business days after receipt by Fortinet of such Notice of Superior Proposal and the Superior Proposal Materials and (iii) any change to the financial or other material terms of such Superior Proposal will require a new Notice of Superior Proposal to Fortinet and a new discussion process, except that the additional advance notice period will be reduced to two business days with respect to any such new Notice of Superior Proposal); and

•	the Meru Board has determined in good faith (following consultation with its outside legal counsel) that, in light of such Superior Proposal and any modifications proposed by Fortinet, the failure to effect a Change of Recommendation is reasonably likely to constitute a breach of its fiduciary obligations to the stockholders of Meru under applicable law.

Nothing in the Merger Agreement prohibits Meru or the Meru Board from (i) taking and disclosing to the stockholders of Meru a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Meru that the Meru Board has determined in good faith (following consultation with its outside legal counsel) that failure to make such disclosure is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of Meru under applicable law (a “Required Fiduciary Disclosure”); provided that:

•	the Meru Board will not effect a Change of Recommendation unless specifically permitted to do so as described above;

•	any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Acquisition Proposal has been received and a factual description of the terms thereof, and that no position has been taken by the Meru Board as to the advisability or desirability of such Acquisition Proposal, will not be deemed to be a Change of Recommendation if it is also accompanied by a public statement by the Meru Board expressly reaffirming the Meru Board Recommendation;

•	such Required Fiduciary Disclosure will not be deemed to be a Change of Recommendation if it relates to an Acquisition Proposal and the text of such Required Fiduciary Disclosure includes a public statement that the Meru Board is expressly reaffirming the Meru Board Recommendation.

Further Actions and Agreements.

Access to Information; Notice of Certain Matters. Meru has agreed to afford Fortinet and its representatives with reasonable access to its properties, books, personnel and records, to provide certain financial and tax information to Fortinet, to maintain the virtual data room established in connection with the Merger Agreement and provide Fortinet access thereto and to provide other documents and information reasonably requested by Fortinet prior to the Closing. Fortinet and Meru have also agreed to notify one another if any person alleges that their consent is required in connection with the Merger and if any governmental entity communicates with Fortinet, Purchase or Meru in connection with the Transactions.

Public Announcements. Meru has agreed to consult with Fortinet before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the Transactions.

Regulatory Approvals; Other Actions. The Merger Agreement requires Fortinet and Meru to promptly after the execution of the Merger Agreement apply for or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger and the other Transactions. Fortinet and Meru have also agreed to, as soon as practicable after the date of the Merger Agreement, make any filings required by any applicable law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) and to consult, coordinate and provide one another with copies of all filings, presentations or submissions to the extent allowed by applicable law.

Fortinet and Meru are required under the Merger Agreement to use commercially reasonable efforts to resolve any objections asserted to the Transactions under any Antitrust Laws. However, if any legal proceeding is instituted or threatened Fortinet is not required to litigate or contest any such legal proceeding or order resulting therefrom or make proposals, agreements or submit to antitrust orders providing for (i) the sale, license or other disposition or holding separate of any of our or Fortinet’s assets, (ii) the imposition of any restriction on Fortinet’s ability to freely conduct their business or own such assets or (iii) the holding separate of our shares of capital stock or any limitation on Fortinet’s ability to exercise full rights of ownership of such shares.

As to matters other than regulatory approvals, Fortinet and Meru have agreed to use commercially reasonable efforts and to cooperate, or cause to be taken, all action and do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective the Offer, the Merger and the Transactions. In addition, Meru has agreed to send all notices required to be sent and to use commercially reasonable efforts to obtain specified third party consents, waivers or approvals in connection with the consummation of the Merger Agreement.

Employees and Contractors; Employee Benefits Matters. Prior to the Closing, Meru has agreed to cooperate and assist Fortinet with obtaining written consents, waivers or other agreements from the employees of Meru and its subsidiaries with respect to certain matters and to identify employees and/or contractors of Meru and its subsidiaries to whom Fortinet may elect to offer continued employment or service with Fortinet.

Subject to certain limitations Fortinet will permit all Continuing Employees to participate in the benefit programs of Fortinet or the applicable subsidiary to the same extent as similarly situated employees. Fortinet has also agreed to use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Fortinet or its subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents to the extent such conditions, limitations, and waiting periods were waived or satisfied under the corresponding Meru plan and (ii) give each of the Continuing Employees in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. Unused vacation days accrued by Continuing Employees under the plans and policies of the Meru and its Subsidiaries will be paid in cash on or prior to the Effective Time to the extent allowed under applicable law.

Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Meru and its subsidiaries to their respective present and former directors and officers under any indemnification agreements with Meru and its subsidiaries made available to Fortinet prior to the date of the Merger Agreement and any indemnification or advancement provisions under Meru’s or such subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the date of the Merger Agreement with respect to their acts and omissions as directors and officers of Meru or such subsidiary occurring prior to the Effective Time, in each case, subject to applicable law. The Merger Agreement further provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the present and former directors and officers of Meru and its subsidiaries as those contained in the certificate of incorporation and bylaws of Meru or its subsidiaries (or equivalent organizational documents) as in effect on the date of the Merger Agreement, and, unless required by applicable law, such provisions cannot be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the present and former directors and officers of Meru and its subsidiaries, unless such modification is required by applicable law.

The Merger Agreement further provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by Meru and any of its subsidiaries as of the date of the Merger Agreement (the “D&O Insurance”) or provide substitute policies of comparable coverage, including a “tail” insurance policy. However, the Surviving Corporation will not be required to pay annual premiums for the D&O Insurance (or for any substitute or “tail” policies) in excess of 300% of the most recently paid annual premium for the D&O Insurance, and if any future annual premiums for the D&O Insurance (or any substitute policies) exceed 300% of the most recently paid annual premium for the D&O Insurance, the Surviving Corporation will be entitled to reduce the amount of coverage of the D&O Insurance to the amount of coverage obtainable for a premium equal to 300% of such amount. In addition, if Fortinet requests (and with Meru’s cooperation) Fortinet is permitted to use its insurance broker to negotiate and place “tail” or “runoff” insurance of comparable coverage.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit the present and former officers and directors of Meru and its subsidiaries, will be binding on all successors and assigns of the Surviving Corporation and Fortinet, and will be enforceable by each present and former officers and directors of Meru and its subsidiaries.

Stockholder Litigation. The Merger Agreement provides that Meru will control any legal proceeding brought by stockholders of Meru against Meru and/or its directors relating to the Transactions, including the Offer and the Merger (“Stockholder Litigation”). Meru has agreed to (i) keep Fortinet reasonably informed on a current basis of the status and material details of, any such Stockholder Litigation, (ii) give Fortinet the opportunity to participate in, review and consider comments in good faith on all material filings or responses to be made by Meru in the defense or settlement of any such Stockholder Litigation (subject to attorney-client privilege limitations), and (iii) not to compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Stockholder Litigation, or consent to the same without the prior written consent of Fortinet, which consent cannot be unreasonably withheld, conditioned or delayed.

Conditions to the Merger.

The Merger Agreement provides that the respective obligations of each of Fortinet, Purchaser and Meru to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the Merger of the following conditions:

•	The Offer has been consummated; and

•	No order issued by any governmental entity or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect, and no action has been taken by any governmental entity, and no applicable law has been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned prior to the consummation of the Offer:

a.	by mutual written consent;

b.	by either Fortinet or Meru, if the Closing has not occurred on or before September 15, 2015 or such other date that Fortinet and Meru may agree upon in writing (the “End Date”); provided that in no event will a party be permitted to terminate the Merger Agreement if the failure to consummate the Merger by the End Date is principally caused by the material breach by such party of the Merger Agreement;

c.	by either Fortinet or Meru, if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Offer, which order or other action is final and non-appealable;

d.	(i) by Fortinet if, at the Expiration Time, Purchaser is not required to extend the Offer pursuant to the Merger Agreement and any of the Offer Conditions have not been satisfied or (ii) by Meru if, (x) at the Expiration Time, Purchaser is not required to extend the Offer pursuant to the Merger Agreement and any of the Offer Conditions have not been satisfied and (y) Purchaser has declined to extend the Offer;

e.	by Meru, if either Fortinet or Purchaser has materially breached or materially failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to prevent or materially delay the Merger or the Offer and (ii) is not curable or has not been cured within 30 days following the date that Fortinet receives from Meru written notice of such breach or failure to perform (but not later than the Expiration Date);

f.	by Fortinet, if Meru has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in the failure of an Offer Condition regarding such representations, warranties, covenants or other agreements and (ii) is not curable or has not been cured within 30 days following the date that Meru receives from Fortinet written notice of such breach or failure to perform (but not later than the Expiration Date);

g.	by Fortinet, if a Triggering Event has occurred;

h.	by Meru, if at any time following the Expiration Date if Purchaser has failed to accept for payment Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Article I of the Merger Agreement and at such time all of the Offer Conditions have been satisfied or waived, provided that in no event will Meru be permitted to terminate the Merger Agreement if Purchaser’s failure to accept for payment Shares is principally caused by the breach by Meru of the Merger Agreement; or

i.	by Meru, upon a Change of Recommendation in connection with a Superior Proposal; provided that Meru has (i) concurrently entered into a definitive agreement pursuant to which such Superior Proposal is to be effected and (ii) made payment to Fortinet of a termination fee of $2,200,000.

A “Triggering Event” means: (i) a Change of Recommendation has occurred; (ii) Meru has knowingly and materially breached any of the provisions of the Merger Agreement regarding solicitation and consideration of Acquisition Proposals; (iii) Meru has entered into any contract accepting any Acquisition Proposal; (iv) the Meru Board or any committee thereof fails to reaffirm the Meru Board Recommendation within ten business days after Fortinet requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal or material modification to an Acquisition Proposal; or (v) Meru fails to send to the stockholders of Meru, pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after a tender or exchange offer relating to securities of Meru has been commenced by a person unaffiliated with Fortinet and Meru, a statement disclosing that Meru unconditionally recommends rejection of such tender or exchange offer and reaffirms the Meru Board Recommendation or fails to reaffirm such rejection recommendation in any press release published by Meru or in any Schedule 14D-9 filed by Meru with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing ten business day period.

If the Merger Agreement is terminated as provided above, the Merger Agreement will become void and there will be no liability on the part of Fortinet or Meru or their respective stockholders or representatives; provided that obligations regarding confidentiality and payment of the termination fee described below and the general provisions in Article IX of the Merger Agreement will remain in full force and effect and survive any termination of the Merger Agreement. In addition, termination will not relieve any party to the Merger Agreement from liability in connection with any fraud or willful and material breach with respect to any of such party’s representations, warranties, covenants or other agreements set forth in the Merger Agreement.

Termination Fee

Meru is obligated to pay to Fortinet a termination fee of $2,200,000 in the event that the Merger Agreement is terminated upon any of the following events:

•	by Fortinet due to a Triggering Event;

•	by Meru, upon a Change of Recommendation in connection with a Superior Proposal;

•	pursuant to clause (b), (d) or (f) immediately above following the occurrence of a Triggering Event; or

•	pursuant to clause (b), (d) or (f) immediately above and (i) prior to such termination, either an Acquisition Proposal with respect to Meru became publicly known (or, in the case of clause (b), an Acquisition Proposal otherwise exists) and (ii) within 12 months following the termination of the Merger Agreement, either an Acquisition Transaction involving 50% or more of the voting securities or assets of Meru is consummated or Meru enters into a contract providing for such an Acquisition Transaction that is subsequently consummated.

In all cases other than the specified circumstances under which Meru will be required to pay the termination fee, the Merger Agreement provides that all fees and expenses incurred by the parties in connection with the Merger Agreement will be borne by the party incurring such fees and expenses, whether or not the Merger is consummated.

The Tender Agreements

In connection with the Merger Agreement, on May 27, 2015, Fortinet and Purchaser entered into the Tender Agreements with the Tendering Stockholders, pursuant to which the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented less than 1% of all outstanding Shares on such date (assuming no exercise of outstanding equity awards).

The following description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender Agreements, you are encouraged to read the full text of the Tender Agreements. The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements, were made as of specific dates, were made solely for the benefit of the parties to the Tender Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreements.

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Shares owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Shares in accordance with the Tender Agreements or otherwise complying with its obligations under the Tender Agreements.

If the Tendering Stockholders acquire any Shares after the tenth business day following the commencement of the Offer, the Tendering Stockholders will validly tender pursuant to the Offer such Shares within three business days thereof, or if earlier prior to the Expiration Time. The Tendering Stockholders have agreed that after the Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw tendered Shares unless (i) the Tender Agreement is terminated in accordance with its terms, (ii) the Offer is terminated in accordance with the Merger Agreement, (iii) the Merger Agreement is terminated pursuant to its terms, prior to the consummation of the Offer, or (iv) the Meru Board makes a Change in Recommendation to recommend a Superior Proposal in accordance with the Merger Agreement.

The Tender Agreements will automatically terminate on the earliest of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) upon the mutual written consent of Fortinet, Purchaser and the Tendering Stockholder.

Confidentiality Agreement

On October 29, 2014, Fortinet and Meru entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”) in connection with Fortinet’s consideration of a possible transaction with or involving Meru. Under the Confidentiality Agreement, Fortinet agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Meru for a period lasting 12 months. The Confidentiality Agreement also contains a standstill provision which prohibits Fortinet from acquiring shares of Meru stock, soliciting proxies, making a tender offer or forming a “group” as defined in the Securities Act of 1934, without the consent of Meru for a period of nine months. The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (d)(3) and is incorporated herein by reference.

13. Purpose of the Offer; No Stockholder Approval; Plans for Meru

Purpose of the Offer. The purpose of the Offer and the Merger is for Fortinet, through Purchaser, to acquire control of, and the entire equity interest in, Meru, while allowing Meru’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. Pursuant to the Merger, Fortinet will acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Meru will be a wholly owned subsidiary of Fortinet.

Stockholders of Meru who tender their Shares pursuant to the Offer will cease to have any equity interest in Meru or any right to participate in its earnings and future growth after the consummation of the Offer. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Meru. On the other hand, after tendering their Shares pursuant to the Offer or exchanging their shares pursuant to the subsequent Merger, stockholders of Meru will not bear the risk of any decrease in the value of Shares.

No Stockholder Approval. If the Offer is consummated, we do not anticipate seeking the approval of Meru’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Meru, in accordance with Section 251(h) of the DGCL.

Plans for Meru. Assuming Purchaser purchases a majority of the outstanding Shares (determined on a fully diluted basis assuming conversion of all outstanding convertible securities of Meru on the date of purchase)

pursuant to the Offer, Fortinet is entitled to, and if the Merger is not effected pursuant to Section 251(h) of the DGCL promptly following the consummation of the Offer, currently intends to, exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Meru Board. Meru has agreed that, upon the request of Fortinet at any time following the consummation of the Offer, Meru will take all actions necessary to effect the appointment of Fortinet’s designees and as required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, including mailing to Meru’s stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See Section 12 “The Transaction Agreements— Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” above. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read as set forth in mutually agreed upon forms until thereafter changed or amended in accordance with applicable law. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed. See Section 12—“The Transaction Agreements—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

Fortinet and Purchaser are conducting a detailed review of Meru and its business, corporate structure, assets, properties, capitalization, operations, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Fortinet and Purchaser will continue to evaluate the business and operations of Meru during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Fortinet intends to review such information as part of a comprehensive review of Meru’s business and operations with a view to optimizing development of Meru’s potential in conjunction with Meru’s or Fortinet’s existing businesses. Possible changes could include changes in Meru’s business, corporate structure, capitalization, operations, policies, board of directors, management or personnel. Plans may change based on further analysis and Fortinet, Purchaser and, after completion of the Offer and the Merger, the reconstituted Meru Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Fortinet has not finalized any arrangements with the executive officers of Meru with respect to continued employment with Fortinet following the Effective Time of the Merger; however it is currently expected that none of the executive officers of Meru, other than Mark Liu, will continue with Fortinet after the Effective Time. It is currently contemplated that Fortinet will enter into a transition arrangement with Mr. Liu, for approximately 3-6 months; however nothing definitive has been agreed to at this time.

Except as disclosed in this Offer to Purchase, Fortinet and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Meru, the disposition of securities of Meru, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meru or its subsidiaries or the sale or transfer of a material amount of assets of Meru or its subsidiaries.

14. Dividends and Distributions

The Merger Agreement provides that between May 27, 2015 and the earlier of the termination of the Merger Agreement and the Effective Time, except as otherwise consented to by Fortinet in writing, Meru will not, and will not permit any of its subsidiaries to, declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any subsidiary to Meru or another subsidiary in the ordinary course of business consistent with past practice).

15. Conditions of the Offer

Notwithstanding any other provisions of the Offer or the Merger Agreement, Fortinet will not be required to, and Fortinet will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares tendered pursuant to the Offer unless:

(i)	there is validly tendered and not validly withdrawn prior to the Expiration Time a number of Shares (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Date) that, when added to Shares, if any, already owned by Fortinet, Purchaser or any of their respective subsidiaries, represents at least a majority of the Fully-Diluted Shares as of the Expiration Time (the “Minimum Tender Condition”);

(ii)	Fortinet, Purchaser, Meru and/or their respective subsidiaries have obtained all approvals, waivers and consents necessary for consummation of, or in connection with, the Offer and the Merger under Antitrust Laws or the time during which any governmental entity can take any action under Antitrust Laws has expired or lapsed;

(iii)	(A) no order, or other legal or regulatory restraint or prohibition, has been issued by any governmental entity, and no other applicable law has been enacted, entered, enforced or deemed applicable to the Transactions, and is in effect and that (I) provides for an Antitrust Restraint or any other injunction, restraint or material damages in connection with any of the Transactions or (II) would reasonably be expected to have a Company Material Adverse Effect or otherwise prevents, restrains, prohibits, enjoins or makes illegal the consummation of any of the Transactions, or causes any of the Transactions to be rescinded, (B) there is not pending or threatened by any governmental entity any legal proceeding that may result in any of the foregoing and (C) no governmental entity has notified any party hereto of any intent to challenge, or issued a statement of objections with respect to, any of the Transactions;

(iv)	(A) the representations and warranties of Meru in Section 3.1(a), Section 3.2(a), Section 3.3(a), Section 3.3(d), clause (ii) of Section 3.5 and Section 3.16 of the Merger Agreement shall be true and correct in all respects on and as of the date of the Merger Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (B) all other representations and warranties of Meru in the Merger Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the date of the Merger Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This condition will be satisfied with respect to the representations and warranties made in Section 3.2(a) if the Fully-Diluted Shares as of the date that is two business days before the date of the Merger Agreement is not greater than the Fully-Diluted Shares as of the date that is two business days before the date of the Merger Agreement as represented and warranted by Meru in the Merger Agreement by an amount that would increase the aggregate consideration payable by Fortinet and Purchaser in the Offer and the Merger by more than a de minimis amount;

(v)	Meru has performed and complied in all material respects with all covenants and other agreements in the Merger Agreement required to be performed and complied with by Meru at or prior to the consummation of the Offer;

(vi)	since the date of the Merger Agreement, there has not have occurred a Company Material Adverse Effect;

(vii)	Fortinet has received a certificate, signed on behalf of Meru by the chief executive officer and chief financial officer of Meru, to the effect that each of the conditions specified in subparagraphs (iv), (v) and (vi) above are satisfied;

(viii)	the Tender Agreements are valid, binding and enforceable on the parties thereto;

(ix)	a Change of Recommendation has not been effected (other than a Change of Recommendation that has been publicly withdrawn in a manner that is at least as broadly disseminated as the manner in which it was originally effected before the third business day prior to the Expiration Date);

(x)	Meru has not entered into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); and

(xi)	the Merger Agreement has not been terminated in accordance with its terms and the Offer has not been terminated in accordance with the terms of the Merger Agreement.

The Merger Agreement provides that the foregoing conditions are in addition to, and not a limitation of, the rights of Fortinet and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. The Merger Agreement further provides that the Offer Conditions are for the sole benefit of Fortinet and Purchaser, may be asserted by Fortinet or Purchaser regardless of the circumstances (including any action or inaction by Fortinet or Purchaser) giving rise to any such conditions and may be waived by Fortinet or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Fortinet or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Capitalized terms used in this Section 15 and not otherwise defined will have the respective meanings assigned thereto in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Fortinet’s and Purchaser’s review of publicly available filings by Meru with the SEC and other information regarding Meru, Fortinet and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Meru and that might be adversely affected by the acquisition of Shares by Purchaser or Fortinet pursuant to the Offer or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares by Purchaser or Fortinet pursuant to the Offer. In addition, Fortinet and Purchaser are not aware of any filings, approvals or other actions by or with any governmental entity that would be required for Fortinet’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Fortinet and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Meru’s or Fortinet’s business or that certain parts of Meru’s or Fortinet’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions of the Offer.”

Legal Proceedings. On June 1, 2015, a complaint was filed in the Superior Court of California, County of Santa Clara, against Meru and its directors, and Fortinet and Purchaser, captioned as follows: Syama Devi v. Meru Networks, Inc., et al., Case No. 1 1-15-CV-881298. On June 4, 2015, a complaint was filed in the Court of Chancery of the State of Delaware, against Meru and its directors, and Fortinet and Purchaser, captioned as follows: Barbara Strougo v. Meru Networks, Inc., et al., Case No. 11097-. On June 8, 2015, two complaints were filed in the Court of Chancery of the State of Delaware, against Meru and its directors, and Fortinet and Purchaser, captioned as follows: Richard Baasch v. Meru Networks, Inc., et al., Case No. 11112-; and Jason Ashton v. Meru Networks, Inc., et al., Case No. 11117-. Each suit is a purported class action brought on behalf of the stockholders of Meru. The suits are substantially the same and allege that Meru and its directors breached fiduciary duties in connection with the proposed transaction, which plaintiffs allege does not appropriately value Meru, was the result of an inadequate process, and includes preclusive deal protection devices. The suits also claim that Fortinet and Purchaser aided and abetted these violations. The complaints purport to seek unspecified damages and injunctive relief. Fortinet, Purchaser and Meru believe the claims are without merit and intend to defend against them vigorously.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. However, due to the aggregate amount payable by Fortinet and Purchase in the Offer and Merger being below the applicable filing threshold, these requirements will not apply to Fortinet or in connection with Purchaser’s acquisition of Shares in the Offer and the Merger. Nevertheless, the FTC and the Antitrust Division are still legally permitted to in their discretion to review the legality under the U.S. antitrust laws of the acquisition of the Shares in the Offer and the Merger and take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares in the Offer and the Merger, (ii) the divestiture of Shares purchased in the Offer and Merger or (iii) the divestiture of substantial assets of Fortinet, Meru or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions of the Offer.”

Fortinet and Meru also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Fortinet and Meru are engaged, Fortinet and Purchaser believe that no mandatory antitrust premerger notification filing are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Meru is engaged, Fortinet and Purchaser believe that the acquisition of Shares in the Offer and the Merger does not violate applicable antitrust laws. Nevertheless, Fortinet and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—“Conditions of the Offer.”

No Stockholder Approval. Meru has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Meru and the consummation by Meru of the Offer and the Merger have been duly authorized by all necessary corporate action on the part of Meru, and no approval or other action on the part of the stockholders of Meru or any other corporate proceeding on the part of Meru is necessary to adopt or authorize this Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the DGCL). If the Offer is consummated, we do not anticipate seeking the approval of Meru’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, Meru, Fortinet and Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Meru to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. Meru has represented to us in the Merger Agreement that other than Section 203 of the DGCL, no other state takeover or similar statute or regulation is applicable to the Merger Agreement, the Offer or the Merger.

As a Delaware corporation, Meru has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. Meru has represented to us in the Merger Agreement that the Meru Board has approved, for purposes of the DGCL, the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, or another applicable provision of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer.

The foregoing summary of the rights of stockholders seeking appraisal under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Delaware law, including Section 262 of the DGCL.

“Going Private” Transactions. Rule 13e-3 promulgated under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Fortinet nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Fees and Expenses

Fortinet and Purchaser have retained Georgeson Inc. to be the Information Agent (the “Information Agent”) and Computershare Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Fortinet nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Fortinet and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Fortinet and Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Meru’s stockholders. Any solicitation that Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Fortinet, Purchaser, Meru or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Fortinet or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Fortinet, Inc.

Malbrouck Acquisition Corp.

June 9, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

FORTINET AND PURCHASER

1. Directors and Executive Officers of Fortinet and Purchaser. The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Fortinet and Purchaser and certain other information are set forth below. The business address of each such director and executive officer is c/o Fortinet, Inc., 899 Kifer Road, Sunnyvale, CA 94086, and the current phone number is (408) 235-7700.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Ken Xie United States Chief Executive Officer and Chairman of the Board of Directors of Fortinet

Mr. Xie has served as Chief Executive Officer and a member of the Board of Directors of Fortinet since he co-founded Fortinet in October 2000. He previously served as the President until November 2013. Prior to co-founding Fortinet, Mr. Xie was the Founder, President and Chief Executive Officer of NetScreen Technologies, Inc. (“NetScreen”), a provider of network security products, which was acquired by Juniper Networks, Inc., an IP network solutions company located at 1133 Innovation Way, Sunnyvale, California 94089, in April 2004. Additionally, Mr. Xie was Chief Executive Officer of SIS, Inc. and is a member of the National Academy of Engineering. In addition to Fortinet’s Board of Directors, Mr. Ken Xie has served on the board of directors of TeleNav, Inc., located at 950 Deguigne Drive, Sunnyvale, California 94085, since July 2012.

Mr. Michael Xie United States President, Chief Technology Officer and Director of Fortinet

Mr. Xie has served as the President and Chief Technology Officer of Fortinet since November 2013 and as a member of the Board of Directors since February 2001. He previously served as the Vice President of Engineering and Chief Technology Officer since co-founding the company in October 2000. Prior to co-founding Fortinet, he held positions as Vice President of Engineering for ServGate Technologies, Inc., a network security provider acquired by Amarium Technologies, Inc., located at 658 Gibraltar Court, Milpitas, CA 95035, in April 2006, Software Director and Architect for NetScreen, and Senior Software Engineer for Milkyway Networks Corporation, a network security solutions provider located at 2650 Queensview Drive, Suite 150, Ottawa, ON K2B 8H6.

Mr. Andrew Del Matto United States Chief Financial Officer of Fortinet Director, Chief Executive Officer, Chief Financial Officer and Treasurer of Purchaser

Mr. Del Matto has served as the Chief Financial Officer of Fortinet since January 2014. From January 2005 to December 2013, Mr. Del Matto served in various positions at Symantec Corporation, located at 350 Ellis Street, Mountain View, California 94043, including acting Chief Financial Officer since September 2013 and its Senior Vice President and Chief Accounting Officer since April 2012. At Symantec, Mr. Del Matto also served as Corporate Treasurer and Vice President of Finance Business Operations since September 2009 and prior to that led the Corporate Financial Planning and Analysis and Revenue Operations teams. Prior to joining Symantec, Mr. Del Matto was employed by Inktomi Corporation and SGI Corporation in a variety of finance and accounting leadership roles.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Mr. John Whittle

United States

Vice President of Corporate Development and Strategic Alliances, General Counsel and Corporate Secretary of Fortinet

Director, General Counsel and Corporate Secretary of Purchaser

Mr. Whittle has served as the Vice President and General Counsel of Fortinet since October 2006, Corporate Secretary since January 2007 and Vice President of Corporate Development and Strategic Alliances since October 2010.

Ming Hsieh United States Director of Fortinet

Mr. Hsieh has served as a member of the Board of Directors of Fortinet since April 2013. Mr. Hsieh has served as the Chairman and Chief Executive Officer of Fulgent Therapeutics Inc., a cancer drug research and development company located at 4978 Santa Anita Avenue Suite 205, Temple City, California 91780, since September 2012. From October 2010 to June 2012, Mr. Hsieh served as the President of 3M Cogent, Inc., a provider of global biometric identification solutions located 639 N Rosemead Boulevard, Pasadena, California 91107, following the acquisition of Cogent, Inc. by 3M Company in 2010. Prior to the acquisition, Mr. Hsieh served as the Chief Executive Officer, President and Chairman of the Board of Directors of Cogent since founding Cogent in 1990.

Chenming Hu United States Director of Fortinet (not standing for re-election at Fortinet 2015 Annual Meeting)

Mr. Hu has served as a member of the Board of Directors of Fortinet since June 2012. Mr. Hu has served as Professor of the Graduate School, University of California, Berkeley since 2010 and has served as Professor of Electrical Engineering and Computer Sciences, University of California, Berkeley, since 1976. Dr. Hu also serves as a member of the board of directors of SanDisk Corp., a provider of flash memory storage solutions located at 951 Sandisk Drive, Milpitas, California 95035, Inphi Corporation, a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets located at 2953 Bunker Hill Lane #300, Santa Clara, California 95054, and Ambarella, Inc., a developer of low-power, high-definition video compression and image processing semiconductors located at 3101 Jay Street #110, Santa Clara, California 95054. Dr. Hu also served on the board of directors of MoSys, Inc., a fabless semiconductor company, from January 2005 until June 2010 and FormFactor, Inc., a producer of semiconductor wafer probe card products and solutions, from December 2009 until December 2010.

Hong Liang Lu United States Director of Fortinet

Mr. Lu has served as a member of the Board of Directors of Fortinet since March 2008. Mr. Lu is a co-founder of UTStarcom, Inc., a provider of IP-based communications products and services located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong, has been a director of UTStarcom since 1991 and served as Chairman of the Board of Directors from 2003 to 2006 and from July 2008 to August 2009.

William H. Neukom United States Director of Fortinet

Mr. Neukom has served as a member of the Board of Directors of Fortinet since January 2013. From October 2008 to December 2011, Mr. Neukom was the Managing General Partner and Chief Executive Officer of the San Francisco Baseball Associates, L.P. located at 24 Willie Mays

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Plaza, San Francisco, California 94107, the ownership group of the San Francisco Giants major league baseball team and served as its Chairman Emeritus during 2012. Mr. Neukom is the Founder, President and Chief Executive Officer of the World Justice Project, a 501(c)(3) organization located at 1411 Fourth Avenue, Suite 920, Seattle, Washington 98101, which he founded in 2006.

Christopher B. Paisley United States Director of Fortinet

Mr. Paisley has served as a member of the Board of Directors of Fortinet since February 2004 and as our Lead Independent Director since July 2012. Since January 2001, Mr. Paisley has served as the Dean’s Executive Professor of Accounting at the Leavey School of Business at Santa Clara University. Mr. Paisley also serves as lead independent director of Equinix, Inc., a provider of network colocation located at 1 Lagoon Drive, Redwood City, California 94065, interconnection and managed services, a member of the board of directors of Bridge Capital Holdings, a bank holding company located at 55 Almaden Boulevard, San Jose, California 95113, a member of the board of directors of Ambarella, Inc., a developer of low-power, high-definition video compression and image processing semiconductors, a member of the board of directors of YuMe, Inc., a provider of digital video brand advertising solutions located at 1204 Middlefield Road, Redwood City, California 94063, and lead independent director of Control4 Corporation, a manufacturer of home theater and automation controllers located at 800 West California Avenue #200, Sunnyvale, California 94086. He also served as a director of Volterra Semiconductor, Inc., a provider of power management semiconductors located at 47467 Fremont Boulevard, California 94538, from April 2007, including as its Chairman of the Board of Directors since August 2007, until its acquisition by Maxim Integrated Products, Inc. in October 2013 and of 3Par Inc., a provider of utility storage solutions, from July 2006 until 3Par’s acquisition by Hewlett Packard in September 2010.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Shareholders Call Toll-Free: (800) 676-0194